SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH September, 2011
(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Domestic yield increases in August compared with July

In the domestic market we registered a load factor of 64.3% in August

São Paulo, September 20, 2011 – (BM&FBOVESPA: TAMM4, NYSE: TAM). Brazilian National Civil Aviation Agency (ANAC) disclosed today the operational data for the month of August 2011.

Domestic market

In the domestic market, we achieved a demand growth (in RPK) of 0.9%, combined with an increase of 8.1% in the supply (in ASKs), compared with August 2010, which led to a decrease in the load factor of 4.6 p.p. to 64.3%. Our market share in the domestic market was 38.4%.

Aligned to our expectations, in the month of August we observed an increase in the yield (unit price) compared with the previous month, also it was flat versus the same month of 2010. This performance reflects the achievement of our strategy of maximizing RASK (unit revenue), reaching the best balance between yield and load factor. We remain confident with the expectation of a yield increase of roughly 5% in the 3Q11 compared with the 2Q11.

According to our CEO Líbano Miranda Barroso "As soon as we realized that travelers considered air travel as a concrete feasible option to bus travel, it is time for the recovery of margins in the industry, by increasing prices steadily and making balance between revenue and load factor of our flights. "

International market

In the international market, compared to the same month of 2010, we saw a rise of 8.3% in demand with a 10.2% increase in supply resulting in a decrease of 1.4 p.p. in load factor reaching 80.5%. Our market share among Brazilian carriers in August was 89.1%.

The international demand remained strong and consistent. The international yield in dollar showed a slight decrease compared with July. This is a seasonal trend of the market, since July is a high season month with elevated demand for international travel.

Tables

Domestic Market	August 2011	August 2010	Var. % YoY	July 2011	Var. % MoM	Jan-Aug 2011	Jan-Aug 2010	Var. % YoY
TAM
ASK (millions) – Supply	4.098	3.792	8,1%	4.295	-4,6%	32.430	28.713	12,9%
RPK (millions) – Demand	2.634	2.610	0,9%	3.133	-15,9%	22.551	19.099	18,1%
Load Factor	64,3%	68,8%	-4,6 p.p.	72,9%	-8,7 p.p.	69,5%	66,5%	3,0 p.p.
Market share	38,4%	43,1%	-4,8 p.p.	40,9%	-2,5 p.p.	41,9%	42,6%	-0,7 p.p.

International Market	August 2011	August 2010	Var. % YoY	July 2011	Var. % MoM	Jan-Aug 2011	Jan-Aug 2010	Var. % YoY
TAM
ASK (millions) – Supply	2.503	2.271	10,2%	2.514	-0,4%	18.966	16.902	12,2%
RPK (millions) – Demand	2.015	1.861	8,3%	2.167	-7,0%	15.458	13.302	16,2%
Load Factor	80,5%	81,9%	-1,4 p.p.	86,2%	-5,7 p.p.	81,5%	78,7%	2,8 p.p.
Market share	89,1%	87,1%	2,0 p.p.	88,0%	1,1 p.p.	88,0%	87,7%	0,3 p.p.

Contacts

Investor Relations:

Marco Antonio Bologna (CEO TAM S.A)

Líbano Miranda Barroso (CEO TAM Airlines and Investor Relations Director TAM S.A)

Jorge Bonduki Helito (IR Manager)

Suzana Michelin Ramos (IR)

Tel.: (11) 5582-9715

Fax: (11) 5582-8149

invest@tam.com.br

www.tam.com.br/ir

Press Agency Contact:

Phone.: (55) (11) 5582-9748/7441/7442/8795

Cel. (55) (11) 8644-0128

tamimprensa@tam.com.br

www.taminforma.com.br

About TAM: (www.tam.com.br)

We operate direct flights to 45 destinations in Brazil and 18 in South America, United States and Europe. Through agreements with Brazilian and foreign airlines, we reach 92 Brazilian airports and 92 international destinations. Our share in the domestic market was of 38.4% in August; additionally, we are the leader among Brazilian airlines that operate routes to other countries, with 89.1% of market share in this segment. With the biggest fleet of passenger aircraft in Brazil (153 operational aircraft), we tend to our clients with the Spirit to Serve and aim at making air trips increasingly accessible to the population. We are the pioneer Brazilian airline in the launch of a fidelity program; TAM Fidelidade has distributed 16 million tickets via point redemption and is part of the Multiplus network, currently with 8.9 million associates. Member of Star Alliance – the biggest airline alliance in the world – since May 2010, we integrate a network that encompasses 1,185 destinations in 185 countries.

Forward-looking statements:

This notice may contain forward-looking statements. These estimates merely reflect the expectations of the Company’s management, and involve risks and uncertainties. The Company is not responsible for investment operations or decisions taken based on information contained in this release. These estimates are subject to changes without prior notice.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 21, 2011

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.